Via Facsimile and U.S. Mail
Mail Stop 6010

October 20, 2006

Mr. Robert G. Andersen
Chief Financial Officer and Vice President of Operations
Idera Pharmaceuticals, Inc.
345 Vassar Street
Cambridge, MA 02139

   **Re: Idera Pharmaceuticals, Inc.**
      **Form 10-K for the Fiscal Year Ended December 31, 2005**
      **File No. 001-31918**

Dear Mr. Andersen:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Joseph J. Roesler
        Accounting Branch Chief